EXHIBIT 99.2

FORM OF LETTER TO STOCKHOLDERS WHO ARE RECORD HOLDERS

INTEGRATED ELECTRICAL SERVICES, INC.

Up To 3,846,153 Shares of Common Stock

Issuable Upon the Exercise of Subscription Rights Distributed to Record Stockholders of

Integrated Electrical Services, Inc.

[            ], 2014

Dear Stockholder:

This notice is being distributed by Integrated Electrical Services, Inc. (“IES” or the “Company) to all holders of record (the “Record Holders”) of shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, as of 5:00 p.m., New York City time, on July 7, 2014 (the “Record Date”), in connection with the distribution in a rights offering (the “Rights Offering”), at no charge, of non-transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock at a price of $5.20 per share. The Rights are described in the Company’s Prospectus, dated [            ], 2014 (the “Prospectus”).

In the Rights Offering, up to an aggregate of 3,846,153 shares of Common Stock are being offered pursuant to the Prospectus. The Rights will expire if they are not exercised by 5:00 p.m., New York City time, on July 29, 2014 (the “Expiration Date”). Rights not exercised by the Expiration Date will expire, have no value and cease to be exercisable for Common Stock.

As described in the accompanying Prospectus, each Record Holder will receive one Right for every share of Common Stock owned of record as of 5:00 p.m., New York City time, on the Record Date.

Each Right gives the holder thereof the right to purchase from the Company 0.214578135 shares of Common Stock (the “Basic Subscription Right”) at a subscription price of $5.20 per share (the “Subscription Price”). Fractional shares or cash in lieu of fractional shares will not be issued in the Rights Offering. Instead, fractional shares resulting from the exercise of Basic Subscription Rights will be eliminated by rounding down to the nearest whole share. As an example, if you owned 1,000 shares Common Stock as of the Record Date, you would receive 1,000 Rights that would entitle you to purchase 214 shares of Common Stock for $5.20 per share.

In addition, holders of Rights who purchase all of the shares of Common Stock available to them pursuant to their Basic Subscription Rights may also choose to subscribe (the “Over-Subscription Privilege”), at the same Subscription Price of $5.20 per share, for a portion of any shares of Common Stock that other holders of Rights do not purchase through the exercise of their Basic Subscription Rights (the “Over-Subscription Shares”), provided that the number of shares for which a holder may subscribe pursuant to the Over-Subscription Privilege may not exceed the number of shares of Common Stock available to such holder pursuant to his or her Basic Subscription Rights. As an example, if you received 1,000 Rights and elected to purchase all 214 shares of Common Stock available to you pursuant to your Basic Subscription Rights, then you could subscribe to purchase up to an additional 214 Over-Subscription Shares pursuant to your Over-Subscription Privilege. If a sufficient number of Over-Subscription Shares are available, the Company will seek to honor all over-subscription requests in full. If, however, over-subscription requests exceed the number of Over-Subscription Shares available, the Company will allocate the number of Over-Subscription Shares available to each over-subscribing stockholder on a pro rata basis by multiplying the total number of Over-Subscription Shares available by a fraction that equals (i) the number of Basic Subscription Rights exercised by such over-subscribing shareholder divided by (ii) the total number of Basic Subscription Rights exercised by all over-subscribing stockholders. The Company will not issue fractional shares through the exercise of Over-Subscription Privileges. Instead, fractional shares resulting from the exercise of the Over-Subscription Privilege will be eliminated by rounding down to the nearest whole share.

The Company reserves the right, in its sole discretion, to limit the number of shares of Common Stock any person or entity, together with any related persons or entities, may purchase in the Rights Offering, where such purchase, when aggregated with their existing ownership, would result in such person or entity, together with any related persons or entities, owning 4.95% or more of the Company’s Common Stock following consummation of the Rights Offering.

You will be required to submit payment in full of the Subscription Price for all of the shares of Common Stock for which you have subscribed pursuant to the exercise of the Basic Subscription Rights and the Over-Subscription Privilege to American Stock Transfer & Trust Company, LLC, the subscription/escrow agent for the Rights Offering (the “Subscription Agent”), by no later than 5:00 p.m., New York City time, on the Expiration Date. Your payment of the aggregate Subscription Price must be made in U.S. dollars for the full number of shares of Common Stock for which you have subscribed in the Rights Offering by cashier’s or certified check drawn upon a United States Bank, or a personal check, payable to the Subscription Agent at the address set forth below, or a wire transfer directly to the Subscription Agent as set forth below. In order for your Rights to be properly and timely exercised, payment in full for the aggregate Subscription Price for all of the shares for which you have subscribed in the Rights Offering, including final clearance of any uncertified personal checks, must be received by the Subscription Agent before 5:00 p.m., New York City Time, on the Expiration Date. If paying by uncertified personal check, please be aware that funds paid in this manner may take at least five business days to clear. We urge you to consider using a cashier’s or certified check as we will not be responsible for any delays in processing personal checks, even if such delays result in your Rights not being exercised.

If you submit a subscription payment that is insufficient to purchase the total number of shares of Common Stock for which you subscribed, or if the number of shares you requested is not specified in the subscription documents, the payment received will be applied to exercise your Rights to the fullest extent possible based on the amount of the payment received, subject to the availability of shares under the Over-Subscription Privilege, if applicable, and the elimination of fractional shares.

If you submit a subscription payment that exceeds the amount necessary to purchase the number of shares of Common Stock for which you subscribed, then the excess amount will be returned to you by the Subscription Agent, without interest or penalty, as soon as practicable following the expiration of the Rights Offering.

The Rights are evidenced by Rights certificates (the “Subscription Rights Certificates”). Your Rights are non-transferable, meaning that you may not sell, transfer or assign your Subscription Rights Certificate to anyone else.

Enclosed are copies of the following documents:

1.	Prospectus;

2.	Subscription Rights Certificate;

3.	Instructions for Use of Integrated Electrical Services, Inc. Subscription Rights Certificate;

4.	Form of Notice of Guaranteed Delivery;

5.	Form of Notice of Important Tax Information; and

6.	A return envelope addressed to the Subscription Agent.

Your prompt action is requested if you intend to participate in the Rights Offering. As described in the Prospectus, to exercise your Rights, you must properly complete and duly execute your Subscription Rights Certificate and forward it, together with payment in full of the aggregate Subscription Price for all of the shares for which you have subscribed pursuant to the Basic Subscription Rights and the Over-Subscription Privilege, to the Subscription Agent. Do not send the Subscription Rights Certificate or payment to the Company.

Your properly completed and duly executed Subscription Rights Certificate, accompanied by full payment of the aggregate Subscription Price, must be received by the Subscription Agent before 5:00 p.m., New York City time, on the Expiration Date. Once you have exercised your Rights, you may not cancel, revoke or otherwise amend the exercise of your Rights. Any Rights that are not exercised prior to 5:00 p.m., New York City time, on the Expiration Date will be void, of no value and will cease to be exercisable for shares of Common Stock, and you will have no further rights under them.

Additional copies of the enclosed materials may be obtained from American Stock Transfer & Trust Company, LLC, the subscription/escrow agent, at (877) 248-6417 (toll free), Monday through Friday (except bank holidays), between 9:00 a.m. and 4:00 p.m., Eastern Time, or the Company’s Investor Relations Department by email at investor.relations@ies-co.com, by telephone at (713) 860-1500 or by mail at Investor Relations Department, Integrated Electrical Services, Inc., 5433 Westheimer Road, Suite 500, Houston, Texas 77056.

Very truly yours,

Integrated Electrical Services, Inc.